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                           July 18, 2023

       Stuart Landesberg
       Chief Executive Officer
       Grove Collaborative Holdings, Inc.
       1301 Sansome Street
       San Francisco, California 94111

                                                        Re: Grove Collaborative
Holdings, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed July 14, 2023
                                                            File No. 333-273268

       Dear Stuart Landesberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Rucha
Pandit at (202) 551-6022 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Carlton Fleming